[SJW CORP. LETTERHEAD]

October 7, 2010

VIA EDGAR & FEDERAL EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director


Re:    SJW Corp.
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 5, 2010
       Proxy Statement filed on Schedule 14A
       Filed March 12, 2010
       File No. 001-8966

Dear Mr. Owings:

     SJW Corp. (the "Company") submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the "Commission") to the Company, dated September 24, 2010 (the "Comment Letter"), with respect to the Company's filings referenced above. In the Comment Letter, the Staff requested the Company to respond within 10 business days, i.e., by October 8, 2010. Based on our prior conversation with the Staff, we hereby request an additional 5 business days to respond to the Comment Letter, i.e., by October 15, 2010. The extension is requested primarily because we received a copy of the Comment Letter only by mail on October 1, 2010, our finance group was focused during the first several days after receipt of the letter on closing the Company's books for the fiscal quarter ended September 30, 2010 and around the time of receipt of the Comment
Letter the Company appointed a new Chief Financial Officer.
                              *    *    *
     In connection with the Company's response to the Comment Letter, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     If you have any questions or comments as to the foregoing, please contact the undersigned at 408-279-7980.


                                       Sincerely,

                                       /s/WENDY AVILA-WALKER
                                       Wendy Avila-Walker
                                       Controller



cc:  William Thompson, Accounting Branch Chief
     Yolanda Guobadia, Accountant
     Scott Anderegg, Staff Attorney
     James P. Lynch, Chief Financial Officer